UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2024

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On January 11, 2024, the Board of Directors (the “Board”) of Rail Vision Ltd. (the “Company”) appointed director, Mr. Eli Yoresh, to replace Mr. Mark Cleobury as Chairman of the Board. Mr. Cleobury will continue to serve as a director on the Board.

As previously disclosed, as a condition to entering into a facility agreement for a $6 million credit facility, each of Mr. Shmuel Donnerstein, Ms. Inbal Kreiss and Ms. Keren Aslan tendered their resignations in connection with their positions on the Board, and the Board appointed Mr. Amitay Weiss and Ms. Hila Kiron-Revach to the Board, to serve until the Company’s next annual general meeting of shareholders. Effective upon Ms. Kreiss’ resignation, Ms. Kiron-Revach will replace her as a member of the audit committee of the Board (the “Audit Committee”) and the compensation committee of the Board (the “Compensation Committee”).

Following these changes, each of the Audit Committee and Compensation Committee will consist of Ms. Kiron-Revach, Mr. Oz Adler and Mr. Yossi Daskal, all of whom satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act.

 This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-271068 and 333-272933) and Form S-8 (Registration No. 333-265968), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: January 12, 2024	By:	/s/ Ofer Naveh
		Name:	Ofer Naveh
		Title:	Chief Financial Officer

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